VIA EDGAR

December 12, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chart Acquisition Corp. Registration Statement on Form S-1 (File No. 333-177280)

Dear Sirs:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933 (“Securities Act”), as amended, the undersigned, on behalf of itself and the underwriters, hereby join in the request of Chart Acquisition Corp. (the “Company”) that the effective date for the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m. (Eastern Time) on December 13, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated December 7, 2012, relating to the above-referenced offering have been distributed as follows during the period of December 7, 2012 through the date hereof:

250	total copies distributed;
50	copies to prospective underwriters and selling group; and
200	copies to institutional investors.

We also wish to advise you that the we, as representative of the underwriters,  have and will, and we have been informed by the participating underwriters that they have and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:  /s/ Francis M. Windels
Name:  Francis M. Windels
Title:    Managing Director

By:  /s/ Neil Abromavage
Name:  Neil Abromavage
Title:    Managing Director